Exhibit 15.2

Consent of independent registered public accounting firm

We consent to the incorporation by reference in the Registration Statement dated August 29, 2012 on Form F-3 of Petróleo Brasileiro S.A. - Petrobras of our report dated March 30, 2012, with respect to the consolidated balance sheets of Petróleo Brasileiro S.A.- Petrobras and subsidiaries as of December 31, 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2011, which report appears in the December 31, 2011 annual report on Form 20-F of Petróleo Brasileiro S.A.- Petrobras and to the reference to our firm under the heading “Experts” in the prospectus.

April 26, 2013

/s/ KPMG Auditores Independentes
KPMG Auditores Independentes
Rio de Janeiro, Brazil